Exhibit 97.1

Purple Innovation, Inc.

2023 INCENTIVE COMPENSATION CLAWBACK POLICY

This policy applies to all Officers and Employees of Purple Innovation, Inc. and its subsidiaries who receive incentive compensation.

1.       Introduction.

The Board of Directors (the “Board”) of Purple Innovation, Inc. (the “Company”), for itself and its subsidiaries, has adopted this policy (the “Policy”) for clawing back certain types of incentive compensation paid to employees of the Company.

This Policy applies to all current and former employees of the Company receiving incentive-based compensation, including but not limited to cash bonuses or equity-based grants (collectively, the “Employees”), and explains when the Company will be authorized or required to seek recovery of any such incentive compensation awarded or paid to such employee.

Notwithstanding the foregoing, Section 3 applies only to any current or former employee who is or was identified by the Company as the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person (including any executive officer of the Company’s subsidiaries or affiliates) who performs similar policy-making functions for the Company (each an “Officer”). “Policy-making function” excludes policy-making functions that are not significant. “Officers” will include, at minimum, the executive officers identified by the Company pursuant to Item 401(b) of Regulation S-K of the Exchange Act. For the avoidance of doubt, “Officers” will include at least the following Company officers at the time this Policy is approved: CEO, COO, CFO, CLO, CMO, CORO, CIO, CPO, VP of Corporate Strategy, VP Head of Wholesale, and VP Head of eCommerce. Section 3 is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), related rules, and the listing standards of the Nasdaq Stock Market (“Nasdaq”) or any other securities exchange on which the Company’s shares are listed in the future.

Section 4 of this Policy applies only to Officers of the Company. Section 5 of this Policy applies to all Employees who receive any type of incentive compensation. Recovery under Section 4 and Section 5 is not mandatory and is subject to the Committee’s discretion.

2.       Administration.

This Policy shall be administered by the Human Capital & Compensation Committee (the “Committee”) of the Board. Any determinations made by the Committee shall be final and binding on all affected Officers and/or Employees. The Board intends this Policy to be interpreted by the Committee to the fullest extent allowed by law, and rights hereunder are in addition to, and not in lieu of, any other rights of recoupment or reduction that may be available to the Company under any other policy, employment contract, award agreement or other legal remedies available to the Company.

3.       Mandatory Recovery: Accounting Restatement.

In the event the Company is required to prepare an “Accounting Restatement” (defined below), the Committee will recover reasonably promptly any excess “Incentive Compensation” (defined below) received by any Officer during the three completed fiscal years immediately preceding the date on which the Company is required to prepare such Accounting Restatement, including transition periods resulting from a change in the Company’s fiscal year as provided in Rule 10D-1 of the Exchange Act, provided that the mandatory recovery required in this Section 3 shall apply only to Incentive Compensation received by an Officer on or after October 2, 2023 that results, wholly or in part, from the attainment of any “Financial Reporting Measure” (defined below) based on or derived from financial information for any fiscal period ending on or after October 2, 2023. Incentive Compensation is deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

The amount to be recovered under this Section 3 will be the excess of the Incentive Compensation received by the Officer over the Incentive Compensation that otherwise would have been received by the Officer had such Incentive Compensation been determined based on the restated amounts contained in the Accounting Restatement, computed without regard to any taxes paid. For Incentive Compensation based on Financial Reporting Measures such as stock price or total shareholder return, where the amount of excess compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement, then the Committee will make its determination of the amount to be recovered based on a reasonable estimate of the effect of the Accounting Restatement on such Financial Reporting Measure upon which the Incentive Compensation was received. Recovery of excess Incentive Compensation under this Section 3 is mandatory regardless of any finding of fault, fraud or misconduct, unless not otherwise required under Rule 10D-1 of the Exchange Act, other rules of the SEC, or the rules of Nasdaq or any other securities exchange on which the Company’s shares are listed in the future. The Company shall recover any excess Incentive Compensation pursuant to this Section 3 in accordance with this Policy, except to the extent that certain conditions are met and the Committee has determined that such recovery would be impracticable, all in accordance with Rule 10D 1 of the Exchange Act and the rules of Nasdaq or any other securities exchange on which the Company’s shares are listed in the future. Costs incurred in seeking recovery shall also be recoverable if the Officer from whom recovery is sought fails to cooperate in facilitating the Company’s recovery of such incentive compensation.

(a)       Definition of Accounting Restatement. For the purposes of this Section 3, an “Accounting Restatement” means the Company is required to prepare an accounting restatement of its financial statements filed with the Securities and Exchange Commission (the “SEC”) due to the Company’s material noncompliance with any financial reporting requirements under the federal securities laws (including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period).

The determination of the time when the Company is “required” to prepare an Accounting Restatement shall be made in accordance with applicable SEC and national securities exchange rules and regulations.

An Accounting Restatement does not include situations in which financial statement changes did not result from material non-compliance with financial reporting requirements, such as, but not limited to retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, stock dividends, reverse stock splits or other changes in capital structure.

(b)       Definition of Incentive Compensation. For purposes of this Section 3, “Incentive Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, including, for example, bonuses or awards under the Company’s short and long-term incentive plans, grants and awards under the Company’s equity incentive plans, and contributions of such bonuses or awards to the Company’s deferred compensation plans or other employee benefit plans. Incentive Compensation does not include awards which are granted, earned and vested without regard to attainment of Financial Reporting Measures, such as time-vesting awards, discretionary awards and awards based wholly on subjective standards, strategic measures or operational measures.

(c)       Definition of Financial Reporting Measures. For purposes of this Section 3, “Financial Reporting Measures” are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements (including non-GAAP financial measures) and any measures derived wholly or in part from such financial measures. For the avoidance of doubt, Financial Reporting Measures include stock price and total shareholder return. A measure need not be presented within the financial statements or included in a filing with the SEC to constitute a Financial Reporting Measure for purposes of this Policy.

4.       Discretionary Recovery: Miscalculation of Other Performance Measures.

In addition to and not in lieu of recovery of Incentive Compensation under Section 3, the Company will seek to recover, at the direction of the Committee after the Committee has considered the costs and benefits of doing so, any form of incentive compensation awarded or paid to an Officer for a fiscal period if the result of a performance measure in that period upon which the award was based or paid is subsequently restated (other than those outlined in Section 3 or a restatement due to a change in the applicable accounting rules or interpretations) or otherwise adjusted in a manner that would reduce the size of the award or payment. The Committee will have the authority to consider the impact of the restatement or adjustment on incentive compensation granted for the 3-year period prior to restatement or adjustment.

For purposes of this Section 4, a performance measure is a financial or operating metric that is used to determine an Officer’s incentive compensation. This may occur either by a formulaic calculation that uses the metric or through the Committee considering the metric as part of its assessment of an Officer’s performance.

Where the result of a performance measure is tied to compensation on a formulaic basis, the Company will seek to recover, at the direction of the Committee, any amount awarded or paid in excess of the amount that would have been paid based on the correctly calculated performance measure result during the three previous years.

Where the result of the performance measure was considered in determining the compensation awarded or paid, but the compensation is not awarded or paid on a formulaic basis, the Company will seek to recover, at the direction of the Committee, the amount, if any, by which the Committee determines in its discretion that the payment or award should be reduced.

Generally, the determination of financial or operating metric results occurs with the application of oversight and internal controls such that an error in determining a measure should occur rarely. It is management’s responsibility to advise the Committee promptly if management learns that an erroneous result of a performance measure was provided in connection with establishing an Officer’s incentive compensation. Management will provide the corrected result and supporting details. If the metric was used in a formulaic calculation, the Committee will be provided with a revised calculation where the recalculation would result in a lower award amount for each of the previous three years if applicable.

In exercising its business judgment under this Section 4, the Committee may consider the relative significance of a metric to the Company’s business, the relative significance of the metric as compared to other metrics or factors considered or used in establishing an award or payment amount, the size of any resulting adjustment to an award or payment, whether asserting a claim against the Officer may violate applicable law or prejudice the Company’s interests in any way, and any other factors it deems relevant to the determination.

Discretionary recovery under this Section 4 shall apply to incentive compensation received before October 2, 2023, and to incentive compensation that is received after October 2, 2023 based on any other financial or non-financial performance measure (other than a Financial Reporting Measure relating to recovery under Section 3).

5.       Discretionary Recovery: Legal and Compliance Violations.

If the Company concludes that an Employee committed or an Employee had supervisory authority over another Employee who committed and also knew of, or was willfully blind to, a significant legal or compliance violation in connection with such Employee’s employment or the business, including a violation of the Company’s corporate policies or the Company’s standards of business conduct, the Company may, within three years following payment or vesting of incentive compensation, and at the direction of the Committee, seek recovery of all or a portion of the incentive compensation awarded to the Employee for the performance period in which the violation occurred. In addition, the Company may, at the direction of the Committee, conclude that any unpaid or unvested incentive compensation has not been earned and must be forfeited. The Company may also take other action, as determined by the Committee, including directing any disciplinary action permitted for a significant legal or compliance violation or a violation of a Company policy.

The Company may seek recovery of incentive compensation under this Section 5 even if the misconduct did not result in an award or payment greater than would have been awarded absent the misconduct. Accordingly, the Company may seek recovery of any performance-based and time-based incentive cash bonus or equity-based grant received or to be received by an Employee.

In determining whether to seek recovery and the amount, if any, by which the payment or award should be reduced, the Committee may consider the seriousness of the violation, whether the Employee was unjustly enriched, whether seeking the recovery would prejudice the Company’s interests in any way, including in a proceeding or investigation, and any other factors it deems relevant to the determination.

6.       Implementation.

All equity grants, whether under the Company’s equity incentive plans or outside those plans, such as an inducement grant in accordance with the exception found in NASDAQ Listing Rule 5635(c)(4), shall be subject to this Policy. Recipients of any type of equity grant shall acknowledge receiving this Policy and agree therein that all previously paid incentive compensation and all future compensation shall be recoverable to the extent recovery is determined by the Committee to be necessary or required in accordance with this Policy and applicable law with which the Company must comply. All employment agreements shall include an obligation by the Officer or Employee to cooperate with the Company in any effort to recover incentive compensation under this Policy.

In the event recovery of incentive compensation is required under Section 3 or the Committee has determined to exercise its discretion to seek recovery under Section 4 and/or Section 5, the Committee will determine, in its sole discretion, the method(s) for recovering reasonably promptly excess incentive compensation hereunder. Such methods may include, without limitation and except as required by law:

(a)       requiring reimbursement of compensation previously paid;

(b)       forfeiting any compensation contribution made under the Company’s deferred compensation plans, as well as any matching amounts and earnings thereon;

(c)       offsetting the recovered amount from any compensation that the Officer or Employee may earn or be awarded in the future (including, for the avoidance of doubt, recovering amounts earned or awarded in the future to such individual equal to compensation paid or deferred into tax–qualified plans or plans subject to the Employee Retirement Income Security Act of 1974 (collectively, “Exempt Plans”); provided that, no such recovery will be made from amounts held in any Exempt Plan of the Company);

(d)       taking any other remedial and recovery action permitted by law, as determined by the Board; or

(e)       some combination of the foregoing.

Notwithstanding any provision of the Company’s bylaws or other agreement with an Officer or Employee to the contrary in which this Policy is incorporated by reference, the Company shall not indemnify any Officer or Employee against or otherwise compensate any Officer or Employee for loss of any incorrectly awarded incentive-based compensation or expenses incurred in the Company’s efforts to exercise its rights under this Policy.

7.       Successors.

This Policy shall be binding and enforceable against all Officers and Employees and their beneficiaries, heirs, executors, administrators, or other legal representatives.